Via EDGAR

August 23, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Irene Paik, Staff Attorney
Joseph McCann, Staff Attorney

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-3
Filed August 9, 2016
File No. 333-213036

Dear Ms. Hayes:

This letter is in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to OncoSec Medical Incorporated (the “Registrant”) dated August 22, 2016, with respect to the registration statement on Form S-3 (File No. 333-213036) initially filed by the Registrant on August 9, 2016 (as amended, the “Registration Statement”). For convenience, in this letter, the text of each of the Staff’s comments appears in boldface type, with the Registrant’s response immediately following each comment in regular type.

Prospectus Cover Page

1.	It appears that you are relying on General Instruction I.B.6 of Form S-3 for this offering. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response:

In response to the Staff’s comment, the Registrant has revised the prospectus cover page of the Registration Statement to include the requested disclosure.

* * * * * * *

We appreciate your time and attention to this letter and to Amendment No. 1 to the Registration Statement, filed with the Commission on the date hereof. Please direct any comments or inquiries regarding this letter to me, at (855) 662-6732 (telephone) or pdhillon@oncosec.com (e-mail), or to Steven G. Rowles of Morrison & Foerster LLP, at (858) 720-5198 (telephone) or srowles@mofo.com (e-mail).

Very truly yours,

/s/ Punit Dhillon
Name:	Punit Dhillon
Title:	President and Chief Executive Officer

cc:	Richard B. Slansky, Chief Financial Officer
Steven G. Rowles, Esq., Morrison & Foerster LLP